Teva Announces FDA Approval of Two New RespiClick® Maintenance Inhalers for the
Treatment of Asthma

Approvals Expand Portfolio of Respiratory Medicines Delivered in RespiClick® Inhaler
Designed to Eliminate the Need for Hand-Breath Coordination During Inhalation

JERUSALEM, January 30, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) approved two products for adolescent and adult patients with asthma. These products, AirDuoTM RespiClick® (fluticasone propionate and salmeterol inhalation powder) and ArmonAirTM RespiClick® (fluticasone propionate inhalation powder), include medication delivered via Teva’s RespiClick® breath-activated, multi-dose dry powder inhaler (MDPI) which is used with other approved medicines in Teva’s respiratory product portfolio.

AirDuoTM RespiClick® is a fixed dose combination product containing the same active ingredients as Advair®. AirDuo™ RespiClick® is a corticosteroid and a long-acting beta2-adrenergic agonist (LABA) indicated for the treatment of asthma in patients aged 12 years and older. ArmonAirTM RespiClick® is an inhaled corticosteroid (ICS) containing the same active ingredient as Flovent®, and is indicated for the maintenance treatment of asthma as prophylactic therapy in patients 12 years and older.

“As a company on the forefront of developing inhaler technologies for people living with asthma, we are very pleased to now have two additional RespiClick®-delivered medicines approved for adolescent and adult patients in the U.S.,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “The expansion of our breath-activated product portfolio underscores Teva’s commitment to developing medicines that truly meet the needs of patients living with asthma and other respiratory diseases.”

Rob Koremans, M.D., President and CEO of Global Specialty Medicines at Teva said, “With these approvals, we now integrate both fixed dose combination and monotherapy into our core, breath-activated RespiClick® device. By expanding our RespiClick portfolio of breath-activated inhalers, we will provide physicians and their patients with additional treatment options in an inhaler device that does not require hand-breath coordination during inhalation.”

AirDuo™ RespiClick® and ArmonAir™ RespiClick® are expected to become available to patients in the U.S., by prescription, later this year. Both products have been approved in three strengths. The approved strengths of AirDuo™ RespiClick® are: 55/14 mcg, 113/14 mcg and 232/14 mcg administered as one inhalation twice daily. The approved strengths of ArmonAir™ RespiClick® are: 55 mcg, 113 mcg, and 232 mcg administered as one inhalation twice daily.

“Prescribing the lowest effective dose of a medication is a key clinical objective in the treatment of asthma. It’s equally important that patients use their asthma inhalers correctly to ensure medicine is reaching the lungs,” said Dr. Lyndon Mansfield, MD, Clinical Professor of Pediatrics, Paul Foster School of Medicine, El Paso, TX. “With research indicating that a significant number of patients still do not properly use their metered-dose inhalers, I am pleased that more asthma treatments and strengths are now approved in a device that eliminates the need for hand-breath coordination during inhalation.”

The FDA’s approval of AirDuo™ RespiClick® and ArmonAir™ RespiClick® is supported by data from Teva’s clinical development program, including three Phase III trials which evaluated the efficacy and safety of the treatments in adolescent and adult patients with asthma. In the two double-blind studies, both therapies showed clinically relevant and greater benefit compared with placebo in the improvement of lung function after 12 weeks of treatment as measured by Forced Expiratory Volume in one second (FEV1). In clinical trials for AirDuo™ RespiClick®, the most common adverse reactions (incidence >3%) were nasopharyngitis, headache, cough, oral candidiasis and back pain. In ArmonAir™ RespiClick® clinical trials, the most common adverse reactions (incidence >3%) were nasopharyngitis, headache, cough, oral candidiasis and upper respiratory tract infection.

About AirDuoTM RespiClick® (Fluticasone Propionate and Salmeterol) Inhalation Powder

AirDuo™ RespiClick® is indicated for the treatment of asthma in patients aged 12 years and older. AirDuo RespiClick is only for patients uncontrolled on an ICS or whose disease severity clearly warrants an ICS/LABA.

Important Limitation of Use: AirDuo RespiClick is NOT indicated for the relief of acute bronchospasm.

IMPORTANT SAFETY INFORMATION

WARNING: ASTHMA-RELATED DEATH

Long-acting beta2-adrenergic agonists (LABA), such as salmeterol, one of the active ingredients in AirDuo RespiClick, increase the risk of asthma-related death. Data from a large placebo-controlled US trial that compared the safety of salmeterol with placebo added to usual asthma therapy showed an increase in asthma-related deaths in subjects receiving salmeterol (13 deaths out of 13,176 subjects treated for 28 weeks on salmeterol versus 3 deaths out of 13,179 subjects on placebo). Currently available data are inadequate to determine whether concurrent use of inhaled corticosteroids or other long-term asthma control drugs mitigates the increased risk of asthma-related death from LABA. Available data from controlled clinical trials suggest that LABA increase the risk of asthma-related hospitalization in pediatric and adolescent patients

Therefore, when treating patients with asthma, physicians should only prescribe AirDuo RespiClick for patients not adequately controlled on a long-term asthma control medication, such as an inhaled corticosteroid, or whose disease severity clearly warrants initiation of treatment with both an inhaled corticosteroid and a LABA. Once asthma control is achieved and maintained, assess the patient at regular intervals and step down therapy (e.g., discontinue AirDuo RespiClick) if possible without loss of asthma control and maintain the patient on a long-term asthma control medication, such as an inhaled corticosteroid. Do not use AirDuo RespiClick for patients whose asthma is adequately controlled on low- or medium-dose inhaled corticosteroids

Contraindications: AirDuo RespiClick is contraindicated in

Primary treatment of status asthmaticus or other acute episodes of asthma where intensive measures are required

Patients with known severe hypersensitivity to milk proteins or known hypersensitivity to fluticasone propionate or any of the excipients

Deterioration of Disease and Acute Episodes: Serious acute respiratory events, including fatalities, have been reported when salmeterol, a component of AirDuo RespiClick, has been initiated in patients with significantly worsening or acutely deteriorating asthma. AirDuo RespiClick should not be initiated in patients during rapidly deteriorating or potentially life-threatening episodes of asthma. AirDuo RespiClick is not indicated for the relief of acute bronchospasm. An inhaled, short-acting beta2-agonist, not AirDuo RespiClick, should be used to relieve acute symptoms such as shortness of breath

Excessive Use and Use with Other Long acting Beta2-Agonists: AirDuo RespiClick should not be used more often than recommended, at higher doses than recommended, or in conjunction with other medicines containing LABA, as an overdose may result. Clinically significant cardiovascular effects and fatalities have been reported in association with excessive use of inhaled sympathomimetic drugs. Patients using AirDuo RespiClick should not use another medicine containing a LABA (e.g., salmeterol, formoterol fumarate, arformoterol tartrate, indacaterol) for any reason

Local Effects of Inhaled Corticosteroids: Oropharyngeal candidiasis has occurred in patients treated with AirDuo RespiClick .Advise patients to rinse the mouth with water without swallowing following inhalation

Immunosuppression: Patients who use corticosteroids are at risk for potential worsening of existing tuberculosis; fungal, bacterial, viral, or parasitic infections; or ocular herpes simplex. A more serious or even fatal course of chickenpox or measles may occur in susceptible patients. Use with caution, if at all, in patients with the above because of the potential for worsening of these infections

Transferring Patients from Systemic Corticosteroid Therapy: Particular care is needed for patients who have been transferred from systemically active corticosteroids to inhaled corticosteroids because deaths due to adrenal insufficiency have occurred in patients with asthma during and after transfer from systemic corticosteroids to less systemically available inhaled corticosteroids. Taper patients slowly from systemic corticosteroids if transferring to AirDuo RespiClick

Hypercorticism and Adrenal Suppression: Because of the possibility of significant systemic absorption of inhaled corticosteroids, patients treated with AirDuo RespiClick should be observed carefully for any evidence of systemic corticosteroid effects. If such effects occur, the dosage of AirDuo RespiClick should be reduced slowly, consistent with accepted procedures for reducing systemic corticosteroids, and for management of asthma symptoms

Drug Interactions with Strong Cytochrome P450 3A4 Inhibitors: The use of strong cytochrome P450 3A4 (CYP3A4) inhibitors (e.g., ritonavir, atazanavir, clarithromycin, indinavir, itraconazole, nefazodone, nelfinavir, saquinavir, ketoconazole, telithromycin) with AirDuo RespiClick is not recommended because increased systemic corticosteroid and increased cardiovascular adverse effects may occur

Paradoxical Bronchospasm and Upper Airway Symptoms: AirDuo RespiClick can produce paradoxical bronchospasm, which may be life-threatening. If paradoxical bronchospasm occurs following dosing with inhaled fluticasone propionate/salmeterol medicines, it should be treated immediately with an inhaled, short-acting bronchodilator; inhaled fluticasone propionate/salmeterol medicines should be discontinued immediately; and alternative therapy should be instituted. Upper airway symptoms of laryngeal spasm, irritation, or swelling, such as stridor and choking, have been reported

Hypersensitivity Reactions, Including Anaphylaxis: Immediate hypersensitivity reactions (e.g., urticaria, angioedema, rash, bronchospasm, hypotension), including anaphylaxis, may occur after administration of AirDuo RespiClick. Discontinue AirDuo RespiClick if such reactions occur

Cardiovascular and Central Nervous System Effects: AirDuo RespiClick should be used with caution in patients with cardiovascular disorders, especially coronary insufficiency, cardiac arrhythmias, and hypertension. Salmeterol, a component of AirDuo RespiClick, can produce clinically significant cardiovascular effects in some patients as measured by pulse rate, blood pressure, and/or symptoms. If such effects occur, AirDuo RespiClick may need to be discontinued

Reduction in Bone Mineral Density (BMD): Decreases in BMD have been observed with long-term administration of products containing inhaled corticosteroids. Patients with major risk factors for decreased bone mineral content, such as prolonged immobilization, family history of osteoporosis, or chronic use of drugs that can reduce bone mass (e.g., anticonvulsants, oral corticosteroids) should be monitored and treated with established standards of care

Effect on Growth: Inhaled corticosteroids, including AirDuo RespiClick, may cause a reduction in growth velocity when administered to pediatric patients. Monitor the growth of pediatric patients receiving AirDuo RespiClick routinely (e.g., via stadiometry). Titrate each patient’s dosage to the lowest dosage that effectively controls his/her symptoms

Glaucoma and Cataracts: Glaucoma, increased intraocular pressure, and cataracts have been reported in patients with asthma following the long-term administration of inhaled corticosteroids, including fluticasone propionate. Therefore, close monitoring is warranted in patients with a change in vision or with a history of increased intraocular pressure, glaucoma, and/or cataracts

Eosinophilic Conditions and Churg-Strauss Syndrome: Systemic eosinophilic conditions, such as Churg-Strauss syndrome, may occur. These events usually, but not always, have been associated with the reduction and/or withdrawal of oral corticosteroid therapy following the introduction of fluticasone propionate. Be alert to eosinophilia, vasculitic rash, worsening pulmonary symptoms, cardiac complications, and/or neuropathy

Coexisting Conditions: Use with caution in patients with convulsive disorders, thyrotoxicosis, diabetes mellitus, ketoacidosis, and in patients who are unusually responsive to sympathomimetic amines

Hypokalemia and Hyperglycemia: Be alert to hypokalemia and hyperglycemia

Adverse Reactions: Most common adverse reactions (3%) in patients taking AirDuo RespiClick 55/14 mcg twice daily, 113/14 mcg twice daily, 232/14 mcg twice daily, and placebo, respectively, were nasopharyngitis (8.6%, 4.8%, 6.9%, 4.4%), oral candidiasis (1.6%, 2.2%, 3.4%, 0.7%), back pain (3.1%, 0.7%, 0%, 1.8%), headache (5.5%, 4.8%, 2.8%, 4.4%), and cough (2.3%, 3.7%, 0.7%, 2.6%)

Drug Interactions:

•	Inhibitors of Cytochrome P450 3A4: The use of strong CYP3A4 inhibitors (e.g., ritonavir, atazanavir, clarithromycin, indinavir, itraconazole, nefazodone, nelfinavir, saquinavir, ketoconazole, telithromycin) with AirDuo RespiClick is not recommended because increased systemic corticosteroid and increased cardiovascular adverse effects may occur

•	Monoamine Oxidase Inhibitors and Tricyclic Antidepressants: AirDuo RespiClick should be administered with extreme caution to patients being treated with monoamine oxidase inhibitors or tricyclic antidepressants, or within 2 weeks of discontinuation of such agents, because the action of salmeterol, a component of AirDuo RespiClick, on the vascular system may be potentiated by these agents

•	Beta-Adrenergic Receptor Blocking Agents: Beta-blockers not only block the pulmonary effect of beta-agonists, such as salmeterol, a component of AirDuo RespiClick, but may also produce severe bronchospasm in patients with asthma. Therefore, patients with asthma should not normally be treated with beta-blockers

•	Non-Potassium-Sparing Diuretics: The ECG changes and/or hypokalemia that may result from the administration of non–potassium-sparing diuretics (such as loop or thiazide diuretics) can be acutely worsened by beta-agonists, such as salmeterol, a component of AirDuo RespiClick. Caution is advised in the coadministration of AirDuo RespiClick with non–potassium-sparing diuretics

Use in Specific Populations: Since both fluticasone propionate and salmeterol are predominantly cleared by hepatic metabolism, impairment of liver function may lead to accumulation of fluticasone propionate and salmeterol in plasma. Therefore, patients with hepatic disease should be closely monitored

Please click here for full Prescribing Information, including Boxed Warning: http://airduorespiclick.com/assets/pdf/PI.pdf. Prior to the availability of full Prescribing Information online, a copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About ArmonAirTM RespiClick® (Fluticasone Propionate) Inhalation Powder

ArmonAir™ RespiClick® is indicated for the maintenance treatment of asthma as prophylactic therapy in patients 12 years of age and older.

Important Limitation of Use: ArmonAir RespiClick is NOT indicated for the relief of acute bronchospasm.

IMPORTANT SAFETY INFORMATION
Contraindications: ArmonAir RespiClick is contraindicated in:

•	the primary treatment of status asthmaticus or other acute episodes of asthma where intensive measures are required

•	patients with known severe hypersensitivity to milk proteins or known hypersensitivity to fluticasone propionate or any of the excipients

Local Effects: Oropharyngeal candidiasis has occurred in patients treated with ArmonAir RespiClick. Advise patients to rinse the mouth with water without swallowing following inhalation

Acute Asthma Episodes: ArmonAir RespiClick is not indicated for the relief of acute bronchospasm. An inhaled, short-acting beta2-agonist, not ArmonAir RespiClick, should be used to relieve acute symptoms such as shortness of breath

Immunosuppression: Patients on corticosteroids are at risk for potential worsening of existing tuberculosis; fungal, bacterial, viral, or parasitic infections; or ocular herpes simplex. A more serious or even fatal course of chickenpox or measles may occur in susceptible patients. Use with caution, if at all, in patients with the above because of the potential for worsening of these infections

Transferring Patients from Systemic Corticosteroid Therapy: Particular care is needed for patients who have been transferred from systemically active corticosteroids to inhaled corticosteroids because deaths due to adrenal insufficiency have occurred in patients with asthma during and after transfer from systemic corticosteroids to less systemically available inhaled corticosteroids. Slowly taper the dose of systemic corticosteroids if transferring patients to ArmonAir RespiClick

Hypercorticism and Adrenal Suppression: Because of the possibility of significant systemic absorption of inhaled corticosteroids, patients on ArmonAir RespiClick should be observed carefully for any evidence of systemic corticosteroid effects. If such effects occur, the dosage of ArmonAir RespiClick should be reduced slowly, consistent with accepted procedures for reducing systemic corticosteroids, and for management of asthma symptoms

Hypersensitivity Reactions, Including Anaphylaxis: Immediate hypersensitivity reactions (e.g., urticaria, angioedema, rash, bronchospasm, hypotension), including anaphylaxis, may occur after administration of ArmonAir RespiClick. Discontinue ArmonAir RespiClick if such reactions occur

Reduction in Bone Mineral Density (BMD): Decreases in BMD have been observed with long-term administration of inhaled corticosteroids. Patients with major risk factors for decreased bone mineral content, such as prolonged immobilization, family history of osteoporosis, or chronic use of drugs that can reduce bone mass (e.g., anticonvulsants, oral corticosteroids) should be monitored and treated with established standards of care

Effect on Growth: Inhaled corticosteroids, including ArmonAir RespiClick, may cause a reduction in growth velocity when administered to pediatric patients. Monitor the growth of pediatric patients receiving ArmonAir RespiClick routinely (e.g., via stadiometry). Titrate to the lowest dosage that effectively controls symptoms

Glaucoma and Cataracts: Glaucoma, increased intraocular pressure, and cataracts have been reported in patients with asthma following the long-term administration of inhaled corticosteroids, including fluticasone propionate. Close monitoring is warranted in patients with a change in vision or with a history of increased intraocular pressure, glaucoma, and/or cataracts

Paradoxical Bronchospasm: Bronchospasm may occur with an immediate increase in wheezing after dosing and should be treated immediately with an inhaled, short-acting bronchodilator; ArmonAir RespiClick should be discontinued immediately and alternative therapy instituted

Drug Interactions with Strong Cytochrome P450 3A4 Inhibitors: The use of strong cytochrome P450 3A4 (CYP3A4) inhibitors (e.g., ritonavir, atazanavir, clarithromycin, indinavir, itraconazole, nefazodone, nelfinavir, saquinavir, ketoconazole, telithromycin) with ArmonAir RespiClick is not recommended because increased systemic corticosteroid adverse effects may occur

Eosinophilic Conditions and Churg-Strauss Syndrome: Systemic eosinophilic conditions, such as Churg-Strauss syndrome, may occur. These events usually, but not always, have been associated with the reduction and/or withdrawal of oral corticosteroids following the introduction of fluticasone propionate. Be alert to eosinophilia, vasculitic rash, worsening pulmonary symptoms, cardiac complications, and/or neuropathy

Adverse Reactions: Most common adverse reactions (3%) in patients taking ArmonAir RespiClick 55 mcg twice daily, 113 mcg twice daily, 232 mcg twice daily, and placebo, respectively, were nasopharyngitis (5.4%, 5.8%, 4.8%, 4.4%), upper respiratory tract infection (5.4%, 4.7%, 5.5%, 4.8%), oral candidiasis (3.1%, 2.9%, 4.8%, 0.7%), headache (1.6%, 7.3%, 4.8%, 4.4%), and cough (1.6%, 1.8%, 3.4%, 2.6%)

Drug Interactions: The use of strong cytochrome P450 3A4 (CYP3A4) inhibitors (e.g., ritonavir, atazanavir, clarithromycin, indinavir, itraconazole, nefazodone, nelfinavir, saquinavir, ketoconazole, telithromycin) with ArmonAir RespiClick is not recommended because increased systemic corticosteroid adverse effects may occur

Use in Specific Populations: Since fluticasone propionate is predominantly cleared by hepatic metabolism, impairment of liver function may lead to accumulation of fluticasone propionate in plasma.Patients with hepatic disease should be closely monitored

Please click here for full Prescribing Information: http://armonairrespiclick.com/assets/pdf/PI.pdf. Prior to the availability of full Prescribing Information online, a copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About Asthma
Asthma is a chronic (long term) disease usually characterized by airway inflammation and narrowing of the airways, which can vary over time. Asthma may cause recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-activated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to realize the anticipated benefits of the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), and the timing of realizing such benefits; our ability to fully and efficiently integrate Actavis Generics and to achieve the anticipated cost savings, synergies, business opportunities and growth prospects from the combination; the fact that we are now dependent to a much larger extent than previously on our generic pharmaceutical business; our ability to develop and launch new generic products from the Actavis Generics pipeline on the anticipated timelines; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we have incurred to finance the Actavis Generics acquisition; the fact that we will have significantly less cash on hand than prior to the consummation of the Actavis Generics acquisition, which could adversely affect our ability to grow; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, including, in particular, former Actavis Generics personnel who have transitioned to Teva or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; the possibility of additional adverse consequences arising from our recent FCPA-related settlement with the U.S. government, including limitations on our conduct of business in various countries, adverse judgments in shareholder lawsuits and fines, penalties or other sanctions imposed by government authorities in other countries; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the SEC). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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